Exhibit 99.1

ALLIED GOLD LIMITED
ACN: 104 855 067

APPENDIX 4E: PRELIMINARY FINAL REPORT

2009

Allied Gold limited	Appendix 4E
A.C.N. 104 855 067	Preliminary Final Report
30 June 2009

Results for Announcement to the Market

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A

Current Reporting Period:	30 June 2009

Previous Corresponding Period:	30 June 2008

For and on behalf of the Directors

Peter Torre
Company Secretary

Dated: 31 August 2009

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue and Net Profit (Loss)				AUD
				$'000's

Revenue from ordinary activities	up	225%	to	77,795

Profit/(Loss) from ordinary activities after tax attributable to members	up	13.7%	to	(8,227)

Net Profit/(Loss) for the period attributable to members	up	13.7%	to	(8,227)

Dividends

No dividends have been paid or declared during the financial year.

Allied Gold limited	Appendix 4E
A.C.N. 104 855 067	Preliminary Final Report
30 June 2009

COMMENTARY ON RESULTS AND OTHER SIGNIFICANT INFORMATION

Commentary

The directors report accompany this preliminary final report contains a review of operations and commentary on the results for the year ended 30 June 2009.

Net Tangible Asset Backing

	30 June 2009	30 June 2008
	$'000	$'000

Net Assets
	150,040	100,700
Less intangible assets	11,116	10,407

Net tangible assets of the Company	138,924	90,293

Fully paid ordinary shares on issue at Balance Date	472,643,276	377,005,725

Net tangible asset backing per issued ordinary share as at Balance Date	$0.2939	$0.2395

Earnings Per Share

Basic Earnings (Loss) Per Share (cents)	(1.92)	(2.70)
Diluted Earnings (Loss) Per Share (cents)	(1.92)	(2.70)

Audit Details

The accompanying financial report is not audited. The financial report is currently in the process of being audited.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Limited ("the Company") and its controlled entities ("Allied Gold") for the year ended 30 June 2009 ("the financial period").

DIRECTORS

The Directors of the Company in office at any time during or since the end of the financial period are named below. Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Mr Mark V Caruso
Mr Gregory H Steemson
Mr Anthony Lowrie
Mr Frank Terranova (appointed 10 December 2008)
Mr Monty House (appointed 4 March 2009)
Mr Richard Johnson (resigned 3 October 2008)

INFORMATION ON DIRECTORS

Mr Mark V Caruso                    Executive Chairman

Experience and expertise
Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000). Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2008) and ORT Limited (August 2003 until August 2005).

Other current directorships
Non-executive director of Mineral Commodities Limited.

Former directorships in last 3 years
Non-executive director of CI Resources Limited from 2003 to 2008.
Non-executive director of ORT Limited from 2003 to 2005.

Special responsibilities
Executive Chairman of the Board.

Direct and indirect interests in shares and options
7,585,193 ordinary shares in Allied Gold Limited.
13,400,000 options over ordinary shares in Allied Gold Limited.

Mr Gregory H Steemson           Non-Executive Director

Experience and expertise
Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects.

Other current directorships
Executive director of Mineral Commodities Limited.

Former directorships in last 3 years
Executive director of Sandfire Resources NL from 2003 to 2008.

Special responsibilities
Member of the Remuneration and Nomination Committee and the Audit , Compliance and Risk Committee.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

Direct and indirect interests in shares and options
1,100,000 ordinary shares in Allied Gold Limited.
2,000,000 options over ordinary shares in Allied Gold Limited.

Mr Anthony Lowrie                   Non-Executive Director

Experience and expertise
Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973.

Other current directorships
Non-executive director of Kenmare Resources PLC.
Non-executive director of Edinburgh Dragon Fund.

Former directorships in last 3 years
ABN AMRO Bank Limited
Non-executive director of JD Wetherspoon PLC.
Non-executive director of Quadrise Fuels International.
Non-executive director of The Thai Euro Fund.

Special responsibilities
Member of Remuneration and Nomination Committee.

Direct and indirect interests in shares and options
1,635,460 ordinary shares in Allied Gold Limited.
2,000,000 options over ordinary shares in Allied Gold Limited.

Mr Monty House                         Non-executive Director (appointed 4 March 2009)

Experience and expertise
Mr House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia. Mr House was elected as Deputy Leader of the National Party in 1988.

Other current directorships
Chairman of Landgate Western Australia.
Director of Latent Petroleum.

Former directorships in last 3 years
Nil

Special responsibilities
Chairman of Audit, Compliance and Risk Committee.

Direct and indirect interests in shares and options
10,000 ordinary shares in Allied Gold Limited.

Mr Frank Terranova                 Executive Director and Chief Financial Officer (appointed as a director 10
                                                     December 2008)

Experience and expertise
Mr Terranova is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many senior finance positions for various ASX listed corporations.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

Other current directorships
Nil.

Former directorships in last 3 years
Nil.

Special responsibilities
Chief Financial Officer.

Direct and indirect interests in shares and options
1,000 ordinary shares in Allied Gold Limited.
6,250,000 options over ordinary shares in Allied Gold Limited.

COMPANY SECRETARY

Mr Peter Torre was the Company Secretary of Allied Gold Limited from the beginning of the reporting period until the date of this report.

Mr Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Direct and indirect interests in shares and options
20,000 ordinary shares in Allied Gold Limited.
2,000,000 options over ordinary shares in Allied Gold Limited.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review was:

		Board of Directors
	Meetings held*		Meetings attended
Mark Caruso	8		8
Greg Steemson	8		5
Anthony Lowrie	8		8
Richard Johnson	3		3
Frank Terranova	3		3
Monty House	2		2

* Reflects the number of meetings held during the time the Director held office during the financial period.

The Remuneration and Nomination Committee did not meet during the financial period.

The members of the Audit, Compliance and Risk Committee were appointed in June 2009. The Audit, Compliance and Risk Committee did not meet during the financial period.

PRINCIPAL ACTIVITIES

The principal activities of Allied Gold during the course of the financial period were the mining and processing of gold and exploration for gold. These activities mainly involved Allied Gold's wholly owned Simberi Gold Oxide Project, located in offshore Papua New Guinea.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

RESULTS

The consolidated operating loss after tax was $8,226,666 (2008: loss $9,538,963).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in the 2009 financial year (2008: nil).

REVIEW OF OPERATIONS

The principal focus of the company over the year was the mining and processing of gold, and exploration for gold in Papua New Guinea.

Key operating statistics for the mining and processing activities for the financial year are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	199,746
Ore mined	tonnes	1,708,765
Ore processed	tonnes	1,654,149
Grade	grams of gold / tonne	1.64
Recovery	%	83.2
Gold produced	ounces	72,609
Gold sold	ounces	69,886

Significant events during the financial year included:

•	In June 2009 the Group produced its 100,000 th ounce of gold at its Simberi Island Gold Oxide Project since commencing production in February 2008.

•
The Group announced a 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 million ounces of gold and 10 million ounces of silver, comprising oxide gold resources of 1.4 million ounces and sulphide gold resources of 3.3 million ounces.

•	The Group announced an extension of 437,000 ounces to its Ore Reserve extending the remaining mine life to over ten years.

•	A Sulphide pre-feasibility study was commenced with a view to underpinning an expansion of the production profile by up to 100,000 ounces per annum by December 2011.

•	In accordance with its AUD$20 million farm-in to Allied Gold's exploration licence over Big Tabar and Tatau Islands, Barrick Gold commenced exploration activities in August 2008.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Capital Raisings

The Company completed the following capital raisings during the financial period:

•	In August 2008, Allied Gold successfully raised $10.5 million through a placement of shares with sophisticated investors, including its joint venture partner Barrick Gold Corporation.

•	In February 2009, Allied Gold successfully raised $30.7 million through a placement of shares with sophisticated investors adding additional quality institutional investors to its share register.

Borrowings and hedge program

As noted in the Review of Operations, the following significant developments occurred in relation to the Group's borrowing and hedge program in the year ended 30 June 2009:

•	The Group's USD25 million project financing facility was retired 21 months ahead of schedule.

•
The Group's hedge book was restructured to reduce its duration by approximately 12 months. Further pre-deliveries into the hedge book have reduced the residual hedge book to less than 55,000 ounces as at 30 June 2009.

SUBSEQUENT EVENTS

No matter or circumstance has arisen since 30 June 2009 that has significantly affected, or may significantly affect:

(a)	the Group's operations in future financial years; or
(b)	the results of those operations in future financial years; or
(c)	the Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

With the commissioning and ramp-up phases of the initial Oxide operation effectively completed, and ongoing exploration success, Allied continues to assess the viability of an expansion of its existing Simberi oxide plant. Significant potential productivity benefits are possible with a rescaling of the plant and this is currently being scoped.

The Group is rapidly advancing pre-feasibility studies to exploit Simberi's extensive sulphide gold resources. The Sulphide Expansion Project is anticipated to increase Simberi's total annual production to approximately 200,000 ounces by December 2011.

Accelerated investment in exploration through the mobilisation of an additional drill rig and associated support equipment, bringing the total rigs on site to five, is expected to result in further substantial adjustments to the Resource and Reserve position during the December 2009 quarter.

Allied Gold continues to assess emerging opportunities within the sector that may ultimately complement its existing strong organic growth profile.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

SHARES UNDER OPTIONS

Unissued ordinary shares of Allied Gold Limited under option at the date of this report are as follows:

		Exercise price of	Number of shares
Date options granted	Expiry date	options	under option
21 November 2007	30 October 2009	$0.50	180,000
28 April 2008	31 December 2010	$0.45	3,400,000
28 April 2008	31 December 2010	$0.80	1,000,000
28 April 2008	31 December 2010	$1.00	1,000,000
28 April 2008	31 December 2010	$1.25	1,000,000
28 April 2008	31 December 2010	$1.50	1,000,000
28 April 2008	31 December 2010	$2.00	1,000,000
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 October 2011	$0.35	15,075,000
5 December 2008	31 December 2011	$0.35	14,000,000
29 December 2008	31 October 2011	$0.35	7,250,000
			46,604,427

Options do not entitle the holder to receive dividends paid to ordinary shareholders, to vote at shareholder meetings or to participate in any other future share issues of the company or any other entity.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

No shares of Allied Gold Limited were issued during the year ended 30 June 2009 on the exercise of options granted in the current and prior financial years. No shares have been issued on the exercise of options subsequent to 30 June 2009.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited

The remuneration report is set out under the following main headings:

A.  Principles used to determine the nature and amount of remuneration.
B.  Details of remuneration
C.  Service Agreements
D.  Share-based compensation
E.  Additional Information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.

A.           Principles used to determine the nature and amount of remuneration

The objective of the Group's remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Group's operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders' interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders' interests through:

•	incentive payments having as a core component growth in shareholder wealth through growth in share price;
•	incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and
•	attracting and retaining high calibre executives.

The Board has established a remuneration and nomination committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The Executive Chairman is not present for any discussions relating to determination of his own remuneration.

Non-executive directors'
Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors' fees and payments are reviewed annually by the Board. During the year certain non-executive directors received share options in accordance with a resolution approved by shareholders at the company's Annual General Meeting held on 28 November 2008.

Directors' fees
The current base remuneration for directors was last reviewed with effect from 1 October 2008. There are no additional yearly fees payable to any director who is a member of any board committee.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit. The current fee pool limit of $500,000 was approved by shareholders at the Annual General Meeting on 28 November 2008.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

A.           Principles used to determine the nature and amount of remuneration (continued)

Executive pay
Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation;
•	short term cash based incentives available to nominated executives; and
•	long term incentives through participation in the Employee Option Plan.

Base pay
Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive's discretion.

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive's role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan
The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns.

B.           Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that reported directly to the Chief Executive Officer between 1 January 2008 and 3 October 2008 or to the Executive Chairman at any other time during the period 1 July 2007 to 30 June 2009 as follows:

-	Mr Frank Terranova, Chief Financial Officer (appointed 1 May 2008)
-	Mr Ross Hastings, Manager Resource and Development
-	Mr Peter Torre, Company Secretary
-	Mr Peter Du Plessis, Resident Manager Simberi Operations (appointed 19 August 2008)
-	Mr Albert Longo, Chief Financial Officer (until 30 April 2008)
-	Mr Bob Burban, Exploration Manager (resigned 18 March 2008)
-	Mr Fergus Hart, Resident Manager Simberi Operations (resigned 29 September 2008)
-	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008)
-	Mr Tony Bubb, Mining Manager (resigned 30 June 2009)

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

B.           Details of Remuneration (continued)

Key management personnel of the Group and other executives of the Company and the Group - year ended 30 June 2009

	Short-term
	employee		Share
	benefits -	Post	based
	Cash salary	employment	payments
	and fees &	benefits	(non cash)	Total
Name	$	$	$	$
Non-executive directors
M House	25,000	-	-	25,000
A Lowrie	74,250	-	228,451	302,701
G Steemson	74,250	-	228,451	302,701

Sub-total non-executive directors	173,500	-	456,902	630,402
Executive directors
M Caruso ^ *	360,600	-	1,198,555	1,559,155
R Johnson ^ *	137,254	10,603	-	147,857
F Terranova ^ *#	261,468	23,046	527,616	812,130
Other key management personnel
T Bubb	160,506	25,259	108,020	293,785
F Hart	170,011	9,276	-	179,287
P DuPlessis ^	175,291	15,776	146,700	337,767
R Hastings ^ *	200,000	18,000	312,146	530,146
P Torre *	76,000	-	167,622	243,622

Sub-total executive directors and key management personnel	1,541,130	101,960	2,460,659	4,103,749

Total directors and key management personnel	1,714,630	101,960	2,917,561	4,734,151

#  F Terranova was appointed a director on 10 December 2008. Before this appointment he was the Group's Chief Financial Officer. Amounts shown above include all Mr Terranova's remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his position as director amounted to $149,676 made up of cash salary and fees of $137,763, and superannuation of $11,913.

^  Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.

*  Denotes of the 5 highest paid executives of the Company, as required to be disclosed under the Corporations Act 2001.

&  Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

B.           Details of Remuneration (continued)

Key management personnel of the Group and other executives of the Company and the Group - year ended 30 June 2008

	Short-term
	employee		Share
	benefits -	Post	based
	Cash salary	employment	payments
	and fees &	benefits	(non cash)	Total
Name	$	$	$	$
Non-executive directors
A Lowrie	72,000	-	921,080	993,080
J Moore	36,000	3,240	-	39,240
G Steemson	72,000	-	-	72,000
Sub-total non-executive directors	180,000	3,240	921,080	1,104,320
Executive directors
G Brock ^ *	147,981	155,151	-	303,132
M Caruso ^ *	392,400	-	1,521,551	1,913,951
R Johnson ^ *	170,810	15,373	847,864	1,034,047
Other key management personnel
B Burban	162,949	13,152	-	176,101
F Hart *	252,012	22,680	-	274,692
R Hastings ^ *	200,866	18,078	-	218,944
A Longo ^	150,000	13,500	-	163,500
F Terranova	43,578	3,922	35,578	83,078
Sub-total executive directors and key management personnel	1,520,596	241,856	2,404,993	4,167,445
Total directors and key management personnel	1,700,596	245,096	3,326,073	5,271,765

^  Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.

*  Denotes of the 5 highest paid executives of the Company, as required to be disclosed under the Corporations Act 2001.

&  Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

B.           Details of Remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk - LTI
Name	2009	2008	2009	2008
Non-executive directors
M House	100%	-	-	-
A Lowrie	24%	7%	76%	93%
G Steemson	24%	100%	76%	-
Executive directors
M Caruso	23%	21%	77%	79%
R Johnson	100%	18%	-	82%
F Terranova	35%	57%	65%	43%
Other key management personnel
T Bubb	63%	-	37%	-
F Hart	100%	100%	-	-
P DuPlessis	57%	-	43%	-
R Hastings	41%	100%	59%	-
P Torre	31%	100%	69%	-
A Longo	-	100%	-	-
B Burban	-	100%	-	-

The At Risk - LTI component of remuneration represents the grant of options (refer Part D of this Remuneration Report).

C.           Service Agreements

There were formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman

•	No fixed term.
•	Base remuneration of $350,000 per annum inclusive of superannuation effective from 6 October 2008.
•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Four weeks notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve month's base remuneration plus any amount payable in lieu of notice.
•	Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

C.           Service agreements (continued)

•	Granted 4,750,000 Tranche A options, 2,250,000 Tranche B options and 3,000,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

G Steemson, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Annual retainer of $45,000 for geological consulting services.
•	Four weeks notice of termination.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

A Lowrie, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Four weeks notice of termination.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

M House, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Four weeks notice of termination.

P Torre, Company Secretary
•	Three year term commencing 6 October 2008.
•	Total fixed remuneration of $84,000 per annum.
•	Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month's base remuneration or balance of contract term.
•	Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

F Terranova, Chief Financial Officer
•	No fixed term.
•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2009. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.
•	Total fixed remuneration of $285,000, inclusive of superannuation.

R Hastings, General Manager Resource and Development
•	Total fixed remuneration of $218,000 inclusive of superannuation.
•	Entitled to four week's pay on termination by the company or by the executive.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

C.           Service Agreements (continued)

P DuPlessis, Resident Manager Simberi Operation
•	Base salary, exclusive of superannuation, was $220,000 per annum.
•	Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators ("KPI's"). The KPI's are as follows:
(a)	Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer
(b)	The total gold shipped per quarter is a minimum of 21,000 ounces.
•	In the event the company terminates the employment, payment of three month's salary will be paid.

R Johnson, Chief Executive officer and Managing Director (appointed 1 January 2008, resigned 3 October 2008)
•	Fixed term of 3 years commencing 1 January 2008.
•	Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.
•
Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.

•
Entitled to a performance bonus based upon the satisfaction of certain key performance indicators ("KPI's"). No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•
Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out. In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

B Burban, General Manager Exploration (resigned 18 March 2008)
•	Base salary, exclusive of superannuation, was $160,000 per annum.

G Brock, Chief Operating Officer and Director (resigned 4 January 2008)
•	Base salary exclusive of superannuation was $285,000 per annum.

A Longo, Chief Financial Officer (until 30 April 2008)
•	Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company (resigned 29 September 2008)
•	Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.
•	Entitled to four week's pay on termination

T Bubb, Mining Manager (resigned 30 June 2009)
•	Base salary, exclusive of superannuation, was $195,800 per annum.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

D.           Share Based Compensation

Options
Options were granted under the Allied Gold Employee Option Plan which was re-approved by shareholders at the 2008 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

			Value per
		Exercise	option at	Date Vested and	%
Grant Date	Expiry Date	Price	grant date	Exercisable	Vested
21 November 2007	31 October 2008	$0.50	$0.41	From date of grant.	100%
21 December 2007	31 December 2009	$0.40 & $0.44	$0.46	From date of grant.	100%
28 April 2008	31 December 2009	$0.45	$0.38	From date of grant.	100%
28 April 2008	31 December 2010	$0.80 to $2.00	$0.08 to $0.27	From date of grant.	100%
11 June 2008	31 December 2010	$0.80 to $2.00	$0.01 to $0.06	From date of grant.	100%
1 December 2008	31 October 2011	$0.35	$0.09	Refer table p 15	49%
29 December 2008	31 October 2011	$0.35	$0.20	Refer table p 15	36%
5 December 2008	30 November 2011	$0.35	$0.09	Refer table p 16	35%

The options carry no dividend or voting rights. Each option is convertible into one ordinary share in Allied Gold Limited when exercised.

Details of options over ordinary shares in Allied Gold Limited provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below. Further information on the options is set out in note 27 to the financial statements.

	Number of options granted		Number of options vested
	during the year		during the year
Name	2009	2008	2009	2008
Non-executive directors
M House	-	-	-	-
A Lowrie	2,000,000	2,000,000	1,000,000	2,000,000
G Steemson	2,000,000	-	1,000,000	-
Executive directors
M Caruso	10,000,000	4,000,000	4,750,000	4,000,000
R Johnson	-	5,000,000	-	5,000,000
F Terranova	6,250,000	2,000,000	3,500,000	2,000,000
Other key management personnel
T Bubb	750,000	-	250,000	-
F Hart	-	-	-	-
P DuPlessis	1,000,000	-	350,000	-
R Hastings	3,750,000	-	1,750,000	-
P Torre	2,000,000	-	1,000,000	-
A Longo	-		-
B Burban	-		-

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

D.           Share Based Compensation (continued)

The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in Section B of this Remuneration Report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The model inputs for the options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

Director options issued 5 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

D.           Share Based Compensation (continued)

Employee options issued 29 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2007	1/12/2007	1/12/2007
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

E            Additional information

The table below presents information that summarises the financial performance of the Group over the most recent four year period:

	2009		2008		2007		2006
Revenue	$77.47	m	$23.39m		$1.85	m	$0.82	m
Net loss after tax	$(8.23	)m	$(9.54	)m	$(1.88	)m	$(1.73	)m
Share price at year end	$0.41		$0.59		$0.44		$0.37
Number of shares on issue at year end	472.6	m	377.0	m	337.6	m	272.0	m

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of historical Group's financial performance in relation to executive remuneration.

It is intended that as the Group's operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration and Nomination Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

No ordinary shares were issued pursuant to the exercise of options by any director in the year ended 30 June 2009.

For each cash bonus and grant of options disclosed in this remuneration report, the percentage of the available bonus or grant that was paid, or that vested, in the financial year and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. Where options are subject to vesting conditions, no options will vest if the conditions are not satisfied, hence the minimum value of the option yet to vest is nil. The fair value of all options yet to vest was expensed at the grant date; the fair value at the grant date of all options issued has been included in the calculation of remuneration in the tables on pages 9 and 10 of this report.

Allied Gold Limited Directors' report 30 June 2009

DIRECTORS' REPORT (continued)

REMUNERATION REPORT - audited (continued)

E             Additional information (continued)

	Cash bonus			Options
	Paid	Forfeited	Year	Vested	Forfeited
Name	%	%	granted	%	%
M House	-	-	2009	-	-
	-	-	2008	-	-
A Lowrie	-	-	2009	50%	-
	-	-	2008	100%	-
G Steemson	-	-	2009	50%	-
	-	-	2008	-	-
M Caruso	-	100%	2009	48%	-
	-	-	2008	100%	-
R Johnson	-	100%	2009	-	-
	-	100%	2008	100%	-
F Terranova	-	100%	2009	56%	-
	-	100%	2008	-	-
T Bubb	-	-	2009	33%	-
	-	-	2008	-	-
F Hart	-	-	2009	-	-
	-	-	2008	-	-
P DuPlessis	-	100%	2009	35%	-
	-	-	2008	-	-
R Hastings	-	-	2009	47%	-
	-	-	2008	-	-
P Torre	-	-	2009	50%	-
	-	-	2008	-	-
A Longo	-	-	2009	-	-
	-	-	2008	-	-
B Burban	-	-	2009	-	-
	-	-	2008	-	-

End of audited remuneration report.

Allied Gold Limited
Directors' report
30 June 2009

DIRECTORS' REPORT (continued)

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Group are:

The Simberi Mining Joint Venture owns ML136 covering the eastern portion of Simberi Island, the northern most island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Group has complied with all material environmental requirements up to the date of this report.

The Group is in the process of assessing its reporting obligations under the Energy Efficiency Opportunities Act 2006 and the National Greenhouse and Energy Reporting Act 2007.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

OTHER INFORMATION

The registered office and principal place of business of the Company is Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008.

NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

•	all non - audit services are reviewed and approved by the Board of Directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and

•	the nature of the services provided do not compromise the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

Allied Gold Limited
Directors’ report
30 June 2009

DIRECTORS' REPORT (continued)

AUDITOR'S INDEPENDENCE DECLARATION

The following fees for non - audit services were paid/payable to the external auditors during the year ended 30 June

	2009		2008
Taxation	$	Nil	$1,556
(BDO Kendalls Corporate Tax
(WA) Pty Ltd)

The auditor's Independence Declaration as required under section 307C of the Corporations Act 2001 on page 77 forms part of the Directors' Report for the year ended 30 June 2009.

Signed in accordance with a resolution of the Directors.

Mark Caruso
Executive Chairman

Dated at Perth this    Day of September 2009

Allied Gold Limited
Income statements
For the year ended 30 June 2009

		Consolidated		Parent Entity
	Note	2009	2008	2009	2008
		$	$	$	$

Revenue	6	77,467,668	23,393,798	-	-
Cost of sales	7	(66,436,649)	(20,264,174)	-	-
Gross profit		11,031,019	3,129,624	-	-

Unrealised losses on derivatives		(21,828)	-	-	-
Corporate expenses		(7,545,907)	(4,404,307)	(6,498,702)	(4,404,307)
Share based remuneration	27(b)	(4,130,120)	(3,590,530)	(4,130,120)	(3,590,530)
Impairment of available for sale
assets		(1,214,402)	-	(1,214,402)	-
Other expenses		(3,426,778)	(4,049,118)	(221,556)	31,630
Other income	6	149,937	31,688	97,361	-
Financial income	6	327,760	533,365	326,002	439,322
Financial expenses	8	(3,396,347)	(1,189,685)	(1,663)	(79,264)

Loss before tax		(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)

Income tax benefit/(expense)	9	-	-	-	-

Loss after tax attributable to members of the parent entity		(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)

Basic earnings per share (cents)	23(a)	(1.92)	(2.70)

Diluted earnings per share (cents)	23(b)	(1.92)	(2.70)

The income statements are to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Balance sheets
As at 30 June 2009

	Note	Consolidated		Parent Entity
		2009	2008	2009	2008
		$	$	$	$
CURRENT ASSETS
Cash and cash equivalents	28(a)	20,529,979	154,180	15,629,318	13,874
Trade and other receivables	10	800,494	1,758,073	117,365	330,529
Inventories	11	14,269,497	7,401,734	-	-
Derivative financial instruments	12	2,025,000	314,212	-	-
Other assets	14	246,792	531,032	35,213	6,138
Total Current Assets		37,871,762	10,159,231	15,781,896	350,541

NON-CURRENT ASSETS
Trade and other receivables	10	-	-	112,897,819	95,481,185
Derivative financial instruments	12	686,759	3,495,855	-	-
Available for sale financial assets	13	348,974	1,185,074	348,974	1,185,074
Property, plant and equipment	15	145,861,709	130,034,534	259,020	325,762
Exploration and evaluation
expenditure	16	11,115,743	10,406,786	-	-
Investments in controlled entities	30	-	-	31,675,293	31,675,293
Total Non-Current Assets		158,013,185	145,122,249	145,181,106	128,667,314

Total Assets		195,884,947	155,281,480	160,963,002	129,017,855

CURRENT LIABILITIES
Trade and other payables	18	20,683,026	14,446,386	758,604	995,343
Borrowings	19	2,094,483	8,561,286	-	-
Derivative financial instruments	12	10,197,958	6,972,407	-	-
Provisions	20	491,709	365,819	194,773	184,849
Total Current Liabilities		33,467,176	30,345,898	953,377	1,180,192

NON-CURRENT LIABILITIES
Borrowings	19	3,845,885	2,739,755	-	-
Derivative financial instruments	12	5,748,977	18,911,174	-	-
Provisions	20	2,782,426	2,584,870	-	-
Total Non-Current Liabilities		12,377,288	24,235,799	-	-

Total Liabilities		45,844,464	54,581,697	953,377	1,180,192

NET ASSETS		150,040,483	100,699,783	160,009,625	127,837,663

EQUITY
Contributed equity	21	173,098,363	133,686,704	173,098,363	133,686,704
Reserves	22	1,199,540	(16,956,167)	9,912,806	5,509,423
Accumulated losses	22	(24,257,420)	(16,030,754)	(23,001,544)	(11,358,464)
TOTAL EQUITY		150,040,483	100,699,783	160,009,625	127,837,663

The balance sheets are to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Statement of changes in equity
For the year ended 30 June 2009

			Share-based	Foreign exchange	Available for sale
		Accumulated	payments	translation	investments	Cash Flow
	Issued Capital	Losses	reserve	reserve	revaluation reserve	Hedging Reserve	Total
Consolidated	$	$	$	$	$	$	$
At 1 July 2007	105,794,580	(6,491,791)	1,912,347	22,572	758,090	-	101,995,798

Revaluation of investments available for sale	-	-	-	-	(751,544)	-	(751,544)

Translation of foreign controlled entities	-	-	-	(414,648)	-	-	(414,648)

Changes in the fair value of cash flow hedges - gross	-	-	-	-	-	(23,225,075)	(23,225,075)

Transfer to net profit - gross	-	-	-	-	-	1,151,561	1,151,561

Total expense recognised directly in equity during the year	-	-	-	(414,648)	(751,544)	(22,073,514)	(23,239,706)

Loss for the period	-	(9,538,963)	-	-	-	-	(9,538,963)

Total recognised income and expense during the year	-	(9,538,963)	-	(414,648)	(751,544)	(22,073,514)	(32,778,669)

Transactions with equity holders in their capacity as equity holders

Cost of equity raising	(543,123)	-	-	-	-	-	(543,123)

Share-based payments	-	-	3,590,530	-	-	-	3,590,530

Share placements	26,514,770	-	-	-	-	-	26,514,770

Conversion of options	1,920,477	-	-	-	-	-	1,920,477

At 30 June 2008	133,686,704	(16,030,754)	5,502,877	(392,076)	6,546	(22,073,514)	100,699,783

Changes in fair value of investments available for sale	-	-	-	-	129,843	-	129,843

Translation of foreign controlled entities	-	-	-	(252,552)	-	-	(252,552)

Changes in the fair value of cash flow hedges	-	-	-	-	-	6,520,145	6,520,145

Transfer to net profit	-	-	-	-	-	7,484,731	7,484,731

Total income and expense recognised directly in equity during the year	-	-	-	(252,552)	129,843	14,004,876	13,882,167

Loss for the period	-	(8,226,666)	-	-	-	-	(8,226,666)

Total recognised income and expense during the year	-	(8,226,666)	-	(252,552)	129,843	14,004,876	5,655,501

Transactions with equity holders in their capacity as equity holders

Cost of equity raising	(1,949,292)	-	-	-	-	-	(1,949,292)

Share-based payments	-	-	4,273,540	-	-	-	4,273,540

Share placements	41,360,951	-	-	-	-	-	41,360,951

At 30 June 2009	173,098,363	(24,257,420)	9,776,417	(644,628)	136,389	(8,068,638)	150,040,483

The above statements of changes in equity are to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Statement of changes in equity
For the year ended 30 June 2009

				Available for sale
			Share-based	investments
		Accumulated	payments	revaluation
	Issued Capital	Losses	reserve	reserve	Total
Parent entity	$	$	$	$	$

At 1 July 2007	105,794,580	(3,755,315)	1,912,347	758,090	104,709,702
Change in fair value of investments available for sale	-	-	-	(751,544)	(751,544)
Total income recognised directly in equity during the year	-	-	-	(751,544)	(751,544)
Loss for the period	-	(7,603,149)	-	-	(7,603,149)
Total recognised income and expense during the year	-	(7,603,149)	-	(751,544)	(8,354,693)

Transactions with equity holders in their capacity as equity holders

Cost of equity raising	(543,123)	-	-	-	(543,123)

Share-based payments	-		3,590,530	-	3,590,530

Share placements	26,514,770	-	-	-	26,514,770

Conversion of options	1,920,477	-	-	-	1,920,477

At 30 June 2008	133,686,704	(11,358,464)	5,502,877	6,546	127,837,663

Change in fair value of investments available for sale	-	-	-	129,843	129,843

Total income recognised directly in equity during the year	-	-	-	129,843	129,843

Loss for the period	-	(11,643,080)	-	-	(11,643,080)

Total recognised income and expense during the year	-	(11,643,080)	-	129,843	(11,513,236)

Transactions with equity holders in their capacity as equity holders

Cost of equity raising	(1,949,292)	-	-	-	(1,949,292)

Share-based payments	-	-	4,273,540	-	4,273,540

Share placements	41,360,951	-	-	-	41,360,951

At 30 June 2009	173,098,363	(23,001,544)	9,776,417	136,389	160,009,625

The above statements of changes in equity are to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Statements of cash flows
For the year ended 30 June 2009

	Note	Consolidated		Parent Entity
		2009	2008	2009	2008
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		78,160,874	21,748,690	-	-
Proceeds from settlement of derivatives		5,122,882	-	-	-
Payments to suppliers & employees		(61,115,934)	(21,374,990)	(6,623,767)	(3,614,372)
Interest received		327,760	533,365	326,002	439,322
Interest paid		(932,382)	(1,189,685)	-	(79,264)
Net cash generated by / (used in ) operating activities	28(b)	21,563,200	(282,620)	(6,297,765)	(3,254,314)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity investments		(241,200)	(14,999)	(241,200)	(14,999)
Purchase of plant & equipment		(16,246,475)	(40,223,122)	(93,700)	(103,840)
Development expenditure		(7,205,878)	-	-	-
Exploration and evaluation expenditure		(708,957)	(13,075,876)	-	-
Funds advanced to controlled entities		-	-	(17,416,634)	(35,265,436)
Net cash used in investing activities		(24,402,510)	(53,313,997)	(17,751,534)	(35,384,275)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities		41,575,365	26,891,855	41,575,365	26,891,855
Costs of raising equity capital		(1,766,744)	(256,773)	(1,766,744)	(256,773)
Proceeds from borrowings		2,900,000	23,393,561	-	-
Finance lease payments		(3,337,264)	-	-	-
Repayments of borrowings		(16,407,977)	(8,935,838)	-	-
Net cash generated by financing activities		22,963,380	41,092,805	39,808,621	26,635,082

Net increase / (decrease) in cash and cash equivalents		20,124,070	(12,503,812)	15,759,322	(12,003,507)
Cash and cash equivalents at beginning of financial year		154,180	12,657,949	13,874	12,017,381
Effects of exchange rate changes on the balance of cash and cash equivalents		251,729	43	(143,878)	-
Cash and cash equivalents at end of financial year	28(a)	20,529,979	154,180	15,629,318	13,874
The cash flow statement is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Notes to the financial statements
30 June 2009

1.	Reporting entity

Allied Gold Limited ("the parent entity") is a listed public company, incorporated and domiciled in Australia. The financial report includes separate financial statements for the parent entity and the consolidated entity comprising the parent entity and its controlled entities ("the consolidated entity" or "Group").

2.	Basis of preparation

(a)	Statement of compliance

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

(b)	Basis of measurement

This financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c)	Functional and presentation currency

Items included in the financial report of each controlled entity in the consolidated entity are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The consolidated financial report is presented in Australian dollars which is the parent entity's functional and presentation currency.

(d)	Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial report, are disclosed in note 4.

3.	Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial report are set out below. The accounting policies have been consistently applied to all periods presented in the financial report and by all entities comprising the consolidated entity for the purposes of the consolidated financial report, unless otherwise stated.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(a)	New accounting standards and interpretations

In the current year, the consolidated entity has adopted all of the new and revised accounting standards and interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and that became effective for the current annual reporting period. In the current annual reporting period, the consolidated entity has not elected to adopt any new or revised accounting standards prior to their mandatory application dates.

Certain new accounting standards, amendments to existing accounting standards and new interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The consolidated entity's and the parent entity's assessment of the impact of these new standards and interpretations is set out below:

•
AASB 8 Operating Segments and AASB 2008-3 Amendments to Australian Accounting Standards  arising from AASB 8 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 specifies the basis and details of disclosures concerning operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. AASB 8 will not affect any of the amounts recognised in the financial statements.

•
Revised AASB 123 Borrowing Costs and AASB 2008-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] are effective for annual reporting periods commencing on or after 1 January 2009. The amended AASB 123 will require all borrowing costs associated with a qualifying asset to be capitalised. This will have no impact on the consolidated entity's financial report as the consolidated entity's existing accounting policy for borrowing costs (refer accounting policy 3(f)) is consistent with the requirements of the amended AASB 123.

•
Revised AASB 101 Presentation of Financial Statements, AASB 2008-8 Amendments to  Australian Accounting Standards Arising from AASB 101 and AASB 2008-10 Further Amendments to Australian Accounting Standards Arising from AASB 101 will be effective for annual reporting periods commencing on or after 1 January 2009. The revised AASB 1 and related amendments require the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial report.

•
AASB-I12 Service Concession Arrangements, AASB 2008-1 Amendments to Australian  Accounting Standards arising from AASB Interpretation 12 and UIG 129 Service Concession Arrangements: Disclosures are effective for annual reporting periods commencing on or after 1 January 2009. This interpretation deals with accounting for publicly owned infrastructure constructed, operated and maintained by the private sector and will have no impact on the consolidated entity's financial report.

•
Re-issued AASB 3 Business Combinations. The revised standard introduces more detailed  guidance on accounting for step acquisitions, adjustments to contingent consideration, assets acquired that the purchaser does not intend to use, reacquired rights and share-based payments as part of purchase consideration. Also, all acquisition costs will have to be expensed instead of being recognised as part of goodwill. This re-issued standard is not mandatory until reporting periods commencing 1 July 2009. The consolidated entity will be most impacted with respect to acquisition costs for any business combinations that occur post-1 July 2009. There is no requirement to retrospectively apply this updated standard when it comes into force.

•
AASB 2009-1 Amendments to AASB 2 Share-based Payments Vesting Conditions and Cancellations. The definition of vesting conditions has changed and the accounting treatment clarified for cancellations to share-based payment arrangements by the counterparty. This is to ensure that conditions other than performance conditions do not result in a 'true up' of the share-based payment expense and are treated in a manner similar to market conditions. This amendment applies to periods commencing on or after 1 January 2009. To date the entity has not issued any shares or options to employees that include non-vesting conditions and as such there will be no impact on the financial statements when this revised standard is adopted for the first time.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(a)	New accounting standards and interpretations (continued)

•
Revised AASB3 Business Combinations, AASB127 Consolidated and Separate Financial  Statements, and AASB2008-3 Amendments to Australian Accounting Standards arising from AASB3 and AASB127 (effective 1 July 2009).

The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non- controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs must be expensed. This is different to the Group's current policy which is set out in note 1(i) above.

The revised AASB 127 requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses, see note 1(b)(i). The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. This is consistent with the Group's current accounting policy if significant influence is not retained.

The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.

•
AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a  Subsidiary, Jointly Controlled Entity or Associate (effective 1 July 2009) In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The Group will apply the revised rules prospectively from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Under the entity's current policy, these dividends are deducted from the cost of the investment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

•
AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October 2008) AASB-I 16 clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009.

•
AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement (effective 1 July 2009) AASB 2008-8 amends AASB 139 Financial Instruments: Recognition and Measurement and must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(a)	New accounting standards and interpretations (continued)

•
AASB Interpretation 17 Distribution of Non-cash Assets to Owners and AASB 2008-13 Amendments to Australian Accounting Standards arising from AASB Interpretation 17 AASB-I 17 applies to situations where an entity pays dividends by distributing non-cash assets to its shareholders. These distributions will need to be measured at fair value and the entity will need to recognise the difference between the fair value and the carrying amount of the distributed assets in the income statement on distribution. This is different to the Group's current policy which is to measure distributions of non-cash assets at their carrying amounts. The interpretation further clarifies when a liability for the dividend must be recognised and that it is also measured at fair value. The Group will apply the interpretation prospectively from 1 July 2009.

None of the other amendments or interpretations are expected to affect Group accounting policies.

(b)	Basis of Consolidation

Controlled entities
A controlled entity is any entity over which the parent entity has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Controlled entities are included in the consolidated financial report from the date on which control is transferred to, or acquired by the parent entity, until the date control ceases.

Investments in controlled entities are accounted for at the lower of cost less any impairment losses in the separate financial statements of the parent entity. A list of controlled entities during the year ended 30 June 2009 is presented in note 30.

Transactions eliminated on consolidation
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the results and equity of controlled entities that are shown separately in the consolidated income statement and balance sheet respectively.

(c)	Foreign currency translation

Transaction and balances
Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction. Exchange differences arising on translation are recognised directly in a separate component of equity.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(d)	Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the consolidated entity;
•	the quantity and grade of the product can be determined with reasonable accuracy;
•	the product has been dispatched to the customer and is no longer under the physical control of the consolidated entity (or property in the product has earlier passed to the customer);
•	the selling price can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the consolidated entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Sales revenue represents the gross proceeds receivable from the customer.
(e)	Financing income

Financing income represents interest income which is recognised in the income statement as it accrues, using the effective interest method.

(f)	Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(g)	Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in controlled entities where the parent entity is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the balance sheet date.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(g)	Income Tax (continued)

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(h)	Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments
If the consolidated entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Available-for-sale financial assets
The consolidated entity's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(o), and foreign exchange gains and losses on available-for- sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non- derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the consolidated entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the consolidated entity's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the consolidated entity.

Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(h)	Non-derivative financial assets (continued)

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non- current assets.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(i)	Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The consolidated entity believes the processing of these stockpiles will have a future economic benefit to the consolidated entity and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(j)	Derivatives and hedging activities

Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

•	Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
•	Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the consolidated entity documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(j)	Derivatives and hedging activities (continued)

Derivative instruments (continued)
The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

The consolidated entity did not have any fair value hedges in the period covered by this financial report.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within other income or other expenses. The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(k)           Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(k)	Exploration and evaluation expenditure (continued)

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

(l)	Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

(m)	Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(o)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The consolidated entity's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(m)	Property, plant and equipment (continued)

Depreciation of property, plant and equipment
Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(o)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the income statement.

(n)	Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs.
•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
•	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(n)	Deferred mining costs (continued)

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(o)	Impairment of assets

The carrying amount of the consolidated entity's assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the consolidated entity's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. Impairment losses recognised in the income statement on equity instruments classified as available for sale are not reversed through the income statement.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(o)	Impairment of assets (continued)

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p)	Non derivative financial liabilities

Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.  Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(q)	Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the consolidated entity's environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are possible in light of the significant judgements and estimates involved. Factors that may influence changes in the estimated cash flows include revisions to estimated reserves, resources and life of a mine site; developments in technology; regulatory requirements; changes in the estimated costs of activities including the effects of inflation and changes in exchange rates; and change in interest rates affecting the discount rate applied.

On initial recognition of a provision for restoration and rehabilitation, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of restoration and rehabilitation activities is recognised in "Property, plant and equipment" and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses in the income statement.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(q)	Provisions (continued)

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(r)	Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(s)	Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the consolidated entity, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the consolidated entity's depreciation policy (refer accounting policy 3(m).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the life of the lease.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies(continued)

(t)	Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(u)	Share based payments

The consolidated entity provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

•	the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
•	specific incentive arrangements for non-executive directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

3.	Statement of significant accounting policies (continued)

(v)	Earnings per share

The consolidated entity presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the parent entity by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(w)	Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y)	Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(z)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the balance sheet date.

(aa) Changes in presentation of income statement

In the financial year ended 30 June 2009, amortisation of development expenditure has been included in cost of sales. In the prior period this amount was reported under other expenses. This change in presentation was made to be consistent with industry practice.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

4.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial report, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The consolidated entity has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the consolidated entity's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The consolidated entity is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the consolidated entity's financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•
Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

4.	Critical accounting estimates and judgments (continued)

Exploration and evaluation expenditure
The consolidated entity's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment - recoverable amount
In accordance with the consolidated entity's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Restoration and rehabilitation
The consolidated entity's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

4.	Critical accounting estimates and judgments (continued)

Share based payments
The consolidated entity issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Derivative Financial Instruments
The consolidated entity uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date.

Taxation
The consolidated entity's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

5.	Segment reporting

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Inter- segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

•	Mining and processing. Mining and processing activities commenced in the 2008 reporting period.
•	Mineral exploration.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

5.	Segment reporting (continued)

(a) Primary reporting segment - business segments

	Mining and processing		Mineral exploration		Total
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Revenue
Sales to external customers	77,467,668	23,393,798	-	-	77,467,668	23,393,798
Intersegment sales	-	-	-	-	-	-
Total sales revenue	77,467,668	23,393,798	-	-	77,467,668	23,393,798
Other revenue	-	-	-	-	-	-
Total segment revenue	77,467,668	23,393,798	-	-	77,467,668	23,393,798
Intersegment elimination						-
Other revenue					327,760	533,365
Consolidated revenue					77,795,428	23,927,163

Payments for property, plant and
equipment and exploration and
evaluation expenditure	16,246,475	34,990,115	7,914,835	13,376,465

Depreciation and amortisation	18,437,429	6,391,159	-	-
Non-cash gains/(expenses) other
than depreciation and
amortisation	(323,446)	(183,531)	-	-
Result
Segment result	15,165,093	(951,182)	-	-	15,165,093	(951,182)
Unallocated revenue less
unallocated expenses					(23,391,759)	(8,587,781)
Profit before income tax					(8,226,666)	(9,538,963)
Income tax expense					-	-
Profit/(loss) for the year					(8,226,666)	(9,538,963)

Segment assets and liabilities

Segment assets	165,667,554	139,203,296	11,115,743	10,406,786	176,783,297	149,610,082
Intersegment elimination					-	-
Unallocated assets					19,101,650	5,671,398
Total assets					195,884,947	155,281,480

Segment liabilities	29,897,529	16,216,925	-	-	29,897,529	16,216,925
Intersegment elimination						-
Unallocated liabilities					15,946,954	38,364,772
Total liabilities					45,844,483	54,581,697

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

5. Segment reporting (continued)

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results and assets is based on the geographical location of the assets. The consolidated entity's geographical segments reported are Australia and Papua New Guinea.

(b) Secondary segment - geographical segments

	Australia		Papua New Guinea		Consolidated
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Total external revenue	326,002	439,322	77,469,426	23,487,841	77,795,428	23,927,163

Total segment revenue	326,002	439,322	77,469,426	23,487,841	77,795,428	23,927,163

Carrying amount of segments assets	16,389,891	1,861,377	179,495,056	153,420,103	195,884,947	155,281,480

Payments for property, plant and equipment and exploration and evaluation expenditure	93,700	96,805	24,067,610	48,269,745	24,161,310	48,366,550

All external revenue is generated through transactions with Australian domiciled counterparties.

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
6. Revenue and other income

(a) Revenue

Gold Income	77,182,556	23,350,248	-	-
By products	285,112	43,550	-	-
	77,467,668	23,393,798	-	-
(b) Other income

Net gain on disposal of property, plant and
equipment	52,657	30,455	91	-
Net gain on disposal of investments	97,270	-	97,270	-
Other	10	1,233	-	-
	149,937	31,688	97,361	-
(c) Financial income

Interest received	327,760	533,365	326,002	439,322

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
7. Cost of sales

Cash operating costs comprise:
• employee expenses	6,223,952	2,423,708	-	-
• stores and other consumables	13,853,495	3,558,937	-	-
• fuel, power and water	11,402,866	4,642,255	-	-
• other	18,208,298	7,469,762	-	-

	49,688,611	18,094,662	-	-
Depreciation and amortisation charges	18,437,429	6,409,615	-	-
Changes in inventories and work in progress	(3,166,690)	(4,763,684)	-	-

	64,959,350	19,740,593	-	-
Royalties	1,477,299	523,581	-	-

	66,436,649	20,264,174	-	-

8.	Operating and other expenses

Profit before income tax includes the
following specific expenses:

Operating lease rentals	2,999,950	2,739,279	-	-

Net foreign exchange losses	1,819,366	1,330,830	228,825	(31,630)

Employee benefits expense	8,040,573	4,997,000	1,816,621	1,197,264

Depreciation and Amortisation
Depreciation of plant and equipment	12,619,280	4,702,444	96,050	125,884
Amortisation of leased assets	1,565,355	-	-	-
Depreciation of development expenditure	4,348,844	1,833,055	-	-
Total depreciation and amortisation expensed	18,533,479	6,535,499	96,050	125,884

Finance expenses
Interest and finance charges on interest
bearing liabilities	3,198,791	3,031,951	1,663	79,264
Provisions: unwinding of discount	197,556	183,531	-	-
	3,396,347	3,215,482	1,663	79,264
Amount capitalised	-	(2,025,797)	-	-
Finance costs expensed	3,396,347	1,189,685	1,663	79,264

Finance lease contingent rentals	2,216,800	-	-	-

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
9. Income tax expense

(a) Numerical reconciliation of income
tax expense to prima facie tax
payable

Loss before income tax	(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)
Tax at the Australian tax rate of 30%
(2008:30%)	(2,467,999)	(2,861,688)	(3,492,924)	(2,280,943)
Tax effect of amounts which are not
deductible (taxable) in calculating taxable
income:
Non allowable items	2,849,271	2,310,566	2,755,726	2,160,566
Deferred tax assets not recognised	(381,272)	551,122	737,198	120,377
Income tax expense	-	-	-	-

Effective tax rate	0%	0%	0%	0%

(b) Current tax liabilities

Movements in the provision for current
income tax during the period were as
follows:
Balance at the beginning of the year	-	-	-	-
Current year's income tax expense /
(benefit) on loss from ordinary activities	381,272	(551,122)	(737,198)	(120,377)
Transfer to tax losses not brought to
account	(381,272)	551,122	737,198	120,377
Balance at end of year	-	-	-	-

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
10. Trade and other receivables

Current
Trade receivables	562,405	1,406,302	-	-
Other receivables	238,089	351,771	117,365	330,529
	800,494	1,758,073	117,365	330,529

Non current
Receivables from controlled entities	-	-	112,897,819	95,481,185

All trade and other receivables are unsecured.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11.	Inventories

Current
Raw materials and stores	5,847,146	2,638,050	-	-
Ore stockpiles	9	286,683	-	-
Gold in circuit	6,685,038	3,980,808	-	-
Finished goods	1,737,304	496,193	-	-
	14,269,497	7,401,734	-	-

12.	Derivative financial instruments

Current assets
Options - cash flow hedges	2,025,000	314,212	-	-

Current liabilities
Options - cash flow hedges	10,197,958	6,972,407	-	-

Non current assets
Options - cash flow hedges	686,759	3,495,855	-	-

Non current liabilities
Options - cash flow hedges	5,748,977	18,911,174	-	-

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments. Note 19 presents details of assets pledged as collateral to counterparties to the derivative financial instruments.

The amount of unrealised losses on derivative financial statements included in equity as at the end of the reporting period was $8,068,638 (2008:$22,073,514).

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
13. Available for sale financial assets

Non current
Listed equity securities - at market value
	348,974	1,185,074	348,974	1,185,074

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2009 the Group recognised an impairment loss of $1,214,402 in relation to listed equity investments. These investments declined significantly in value during the period and in the view of the Directors the decline in value is not considered to be temporary.

The impairment loss has been recognised in the income statement.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14. Other assets

Current
Prepayments	166,175	523,821	35,213	6,138
Other	80,617	7,211	-	-
	246,792	531,032	35,213	6,138

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

15.       Property, plant and equipment

							Parent
	Consolidated						entity

			Other	Assets	Mine
	Land and	Plant and	mineral	under	rehabilitation		Plant and
2009	buildings	equipment	assets	construction	asset	Total	equipment
	$	$	$	$	$	$	$

Cost
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966	582,161
Additions	24,639	18,304,876	7,205,878	8,793,633	-	34,329,026	93,700
Disposals	-	-	-	-	-	-	-
At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992	675,861

Accumulated depreciation
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)	(256,399)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	-	(243,271)	(18,437,459)	(96,050)
Disposals	-	-	-	-	-	-	-
Impairment	-	(64,392)	-	-	-	(64,392)	(64,392)
At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	-	(357,512)	(25,771,283)	(416,841)

Net book value at 30 June 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709	259,020

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

15.       Property, plant and equipment (continued)

							Parent
	Consolidated						entity

			Other	Assets	Mine
	Land and	Plant and	mineral	under	rehabilitation		Plant and
2008	buildings	equipment	assets	construction	asset	Total	equipment
	$	$	$	$	$	$	$

Cost
At the beginning of the financial year	-	9,608,945	-	57,613,648	2,401,339	69,623,932	485,356
Additions	145,479	552,114	-	34,292,522	-	34,990,115	96,805
Disposals	-	(281,968)	-	-	-	(281,968)	-
Transfers from evaluation and
exploration expenditure	-	-	32,971,887	-	-	32,971,887	-
Transfers from /(to) assets under
construction	7,274,001	66,385,879	17,862,702	(91,522,582)	-	-	-
At the end of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966	582,161

Accumulated depreciation
At the beginning of the financial year	-	(788,961)	-	-	-	(788,961)	(137,550)
Charge for the year	(352,592)	(3,742,217)	(2,326,448)	-	(114,241)	(6,535,498)	(118,849)
Disposals	-	55,027	-	-	-	55,027	-
At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)	(256,399)

Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141	383,588	2,287,098	130,034,534	325,762

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

15. Property, plant and equipment (continued)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

(c) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

Leased equipment
Cost	7,062,775	-	-	-
Accumulated depreciation	(1,565,355)	-	-	-
Net book amount	5,497,420	-	-	-

(b) Non current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities

16.      Exploration and evaluation expenditure

Exploration & Evaluation Expenditure
Cost
At the beginning of the financial year	10,406,786	30,002,238	-	—
Additions	708,957	13,376,435	-	—
Transfers to property, plant and equipment
	-	(32,971,887)	-	—
At the end of the financial year	11,115,743	10,406,786	-	—

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17.      Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	1,088,523	295,108	403,434	67,340
Tax losses	866,916	1,248,188	699,554	298,448
Deferred tax assets brought to
account to reduce provision for
deferred income tax	(616,253)	-	-	-
	1.339,186	1,543,296	1,102,988	365,788

All unrecognised deferred tax assets relate to items recognised in the income statement.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

17.      Deferred tax assets and liabilities (continued)

(b)       Provision for deferred income tax

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

Exploration and evaluation expenditure	265,235	-	-	-
Property, plant and equipment	351,018	-	-	-
Deferred tax assets brought to account to
reduce provision for deferred income tax	(616,253)	-	-	-
	-	-	-	-

18.      Trade and other payables

Current
Trade payables	12,786,505	10,889,565	203,609	949,091
Other payables and accruals	7,896,521	3,556,821	554,995	46,252
	20,683,026	14,446,386	758,604	995,343

All trade and other payables are unsecured.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19.      Borrowings

Current
Bank loans - secured	-	8,561,286	-	-
Finance lease liabilities	2,094,483	-	-	-
	2,094,483	8,561,286	-	-
Non current
Bank loans - secured	-	2,739,755	-	-
Finance lease liabilities	3,845,885	-	-	-
	3,845,885	2,739,755	-	-

The secured bank loans and derivative financial instrument liabilities (refer note 12) are denominated in United States dollars and are secured by fixed and floating charge over the assets of the controlled entity that has received the loans. The parent entity had provided a guarantee in relation to these loans in the prior year but was released from its guarantee on repayment of the bank loans by the controlled entity during the 2009 financial year.

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

19.      Borrowings (continued)

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$

Property, plant and equipment	138,070,287	130,034,534	-	325,762
Available for sale financial assets	-	1,185,074	-	1,185,074
Exploration and evaluation expenditure	-	10,406,786	-	-
Investments in controlled entities	-	-	-	31,675,293
	138,070,287	141,626,394	-	33,186,129

Current assets of the consolidated entity with a value of $24,329,033 that are not subject to a fixed charge are subject to a floating charge (2008: $13,655,086).

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

20.      Provisions

Current
Employee entitlements	491,709	365,819	194,773	184,849

Non current
Rehabilitation and restoration	2,782,426	2,584,870	-	-

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration
Carrying amount at start of year	2,584,870	2,401,339	-	-
Accrual of discount	197,556	183,531	-	-
	2,782,426	2,584,870	-	-

Provision for rehabilitation and restoration
The provision for rehabilitation and restoration is based on the consolidated entity's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial report.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated and parent entity
	2009	2008	2009	2008
	Number of	Number of
	shares	shares	$	$

21. Contributed equity

(a) Ordinary shares	472,643,276	377,005,725	173,098,363	133,686,704

Movements in ordinary share capital:

Balance at beginning of financial year	377,005,725	337,649,110	133,686,704	105,794,580
Placement January 2008 at 72 cents	-	14,621,844	-	10,527,728
Placement March 2008 at 85 cents	-	17,647,059	-	15,000,000
Placement March 2008 at 73 cents	-	1,352,112	-	987,042
Placement August 2008 at 31 cents	33,988,551	-	10,536,451	-
Placement February 2009 at 50 cents	61,649,000	-	30,824,500	-
Conversion of options	-	5,735,600	-	1,920,477
	472,643,276	377,005,725	175,047,655	134,229,827
Costs of capital raising	-	-	(1,949,292)	(543,123)
Balance at end of financial year	472,643,276	377,005,725	173,098,363	133,686,704

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(b)   Options

Options granted and exercised during the period, and on issue at balance date are as follows.

		Exercise price of	Number of
Date options granted / exercised	Expiry date	options	options

Opening balance	Various	Various	17,333,261
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 October 2011	$0.35	15,650,000
5 December 2008	31 December 2011	$0.35	14,000,000
29 December 2008	31 October 2011	$0.35	8,000,000
Options lapsed			(10,078,261)
			46,604,427

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

21.      Contributed equity (continued)

(c)   Capital management

The primary objective of managing the consolidated entity's capital is to ensure that there is sufficient capital available to support the funding requirements of the consolidated entity, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the consolidated entity remains in a sound financial position. There were no changes to the consolidated entity's overall capital management approach during the current year.

The consolidated entity manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$

22. Reserves and accumulated losses

Available for sale investments reserve	136,389	6,546	136,389	6,546
Hedging reserve - cash flow hedges	(8,068,638)	(22,073,514)	-	-
Share based payments reserve	9,776,417	5,502,877	9,776,417	5,502,877
Foreign currency translation reserve	(644,628)	(392,076)	-	-
	1,199,540	(16,956,167)	9,912,806	5,509,423
Accumulated losses	(24,257,420)	(16,030,754)	(23,001,544)	(11,358,464)
	(23,057,880)	(32,986,921)	(13,088,738)	(5,849,041)

(a)  Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

(b)  Nature and purpose of reserves

(i) Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(h). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve - cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(j). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii)Share based payments reserve
The share based payments reserve is used to recognise:
•	the fair value of options issued to employees but not exercised
•	the fair value of shares issued to employees

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

22.      Reserves and accumulated losses (continued)

(b)   Nature and purpose of reserves (continued)

(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 3(c). The reserve is recognised in profit and loss when the net investment is disposed of.

23.      Earnings per share

	Consolidated
	2009	2008
	Cents	Cents

(a) Basic loss per share	(1.92)	(2.70)

(b) Diluted loss per share	(1.92)	(2.70)

(c) Reconciliation of earnings used in calculating earnings per share

Loss from continuing operations	(8,226,666)	(9,538,963)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

(d)       Weighted average number of shares used as the denominator

Weighted average number of shares used in calculation of basic
earnings per share	427,904,462	353,521,502

Adjustment for issued option in calculation of diluted earnings per
share	652,442	-

Weighted average number of shares used in calculation of diluted
earnings per share	428,556,904	353,521,502

(e)       Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings per share. Details relating to options are set out in note 27.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$

24. Auditors' remuneration

Remuneration of the auditor of the parent
entity:
Auditing or reviewing the financial report
(BDO Kendalls Audit and Assurance (WA)
Pty Ltd)	148,911	84,736	148,911	80,400
Other services -
Taxation compliance services
(BDO Kendalls Corporate Tax (WA) Pty
Ltd)	-	1,414	-	1,414
	148,911	86,150	148,911	81,814

25.      Related party transactions

(a)   Parent entity

The parent entity is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b)   Controlled entities

Interests in controlled entities are set out in note 30.

(c)   Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d)   Guarantees

The parent entity provided a guarantee in respect of interest bearing liabilities of a controlled entity.

This guarantee was released during the financial year on full repayment by the controlled entity of the interest and principal outstanding under those interest bearing liabilities. The amount outstanding under those liabilities as at 30 June 2009 was $nil (2008: $11,301,041).

(e)   Transactions with controlled entities

The parent entity has advanced loans to controlled entities totalling $112,897,819 (2008: $95,481,185). These loans are not subject to contractual terms. There were no repayments of any loans by controlled entities during the year (2008: $nil).

The parent entity provides corporate and administrative support to controlled entities. No charge was levied on the controlled entities by the parent entity for those services (2008: $nil).

(f) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to controlled entities were non interest bearing.

Outstanding balances are unsecured and repayable in cash.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

26.	Key management personnel disclosures

(a)   Details of Key Management Personnel

Details of key management personnel during the current and prior financial years are set out in the Remuneration Report that is included in the Directors' Report accompanying these financial statements.

(b)   Key Management Personnel Compensation

Remuneration by category
	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$
Key Management Personnel
Short-term	1,714,630	1,700,596	1,208,822	1,448,584
Post-employment	101,960	245,096	51,649	222,416
Share-based payment	2,917,561	3,326,073	2,662,841	3,326,073
	4,734,151	5,271,765	3,923,312	4,997,073

(c) Option holdings of key management personnel

2009

Key Management	Balance at
Personnel	start of	Granted as			Balance at	Vested and
	year	remuneration	Exercised	Lapsed	end of year	exercisable
G Steemson	-	2,000,000	-	-	2,000,000	1,000,000
A Lowrie	2,000,000	2,000,000	-	(2,000,000)	2,000,000	1,000,000
Mark Caruso	3,400,000	10,000,000	-	-	13,400,000	9,400,000
Peter Torre	-	2,000,000	-	-	2,000,000	1,000,000
Peter Du Plessis	-	1,000,000	-	-	1,000,000	350,000
Tony Bubb	-	750,000	-	-	750,000	250,000
Fergus Hart	500,000	-	-	(500,000)	-	-
Ross Hastings	-	3,750,000	-	-	3,750,000	1,750,000
Richard Johnson	5,000,000	-	-	(5,000,000)	-	-
Frank Terranova	2,000,000	6,250,000	-	(2,000,000)	6,250,000	3,500,000
	12,900,000	27,750,000	-	(9,500,000)	31,150,000	18,250,000

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

26.	Key management personnel disclosures (continued)

(c)  Option holdings of key management personnel (continued)

2008

Key Management	Balance at
Personnel	start of	Granted as			Balance at	Vested and
	year	remuneration	Exercised	Lapsed	end of year	exercisable
Mark Caruso	-	4,000,000	(600,000)	-	3,400,000	3,400,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	-	-	-	-	-	-
Grant Brock	500,000	-	-	(500,000)	-	-
Anthony Lowrie	-	2,000,000	-	-	2,000,000	2,000,000
Bob Burban	500,000	-	(250,000)	(250,000)	-	-
Fergus Hart	500,000	-	-	-	500,000	500,000
Ross Hastings	1,000,000	-	(1,000,000)	-	-	-
Albert Longo	500,000	-	-	(500,000)	-	-
Richard Johnson	-	5,000,000	-	-	5,000,000	5,000,000
Frank Terranova	-	2,000,000	-	-	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(1,250,000)	12,900,000	12,900,000

(d)   Shareholdings of key management personnel

2009

	Balance at	Received as	Options	Net change other	Balance at
Name	start of year	remuneration	exercised		end of year
Mark Caruso	5,577,693	-	-	2,007,500	7,585,193
Jeff Moore	800,000	-	-	(800,000)	-
M House	-	-	-	10,000	10,000
P Torre	-	-	-	20,000	20,000
Greg Steemson	1,100,000	-	-	-	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	-	-	-
Frank Terranova	-	-	-	1,000	1,000
Fergus Hart	-	-	-	-	-
Ross Hastings	-	-	-	-	-
Richard Johnson	55,000	-	-	(55,000)	-
	9,168,153	-	-	1,183,500	10,351,653

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

26.      Key management personnel disclosures (continued)

(d)	Shareholdings of key management personnel (continued)

2008
	Balance at	Received as	Options	Net change other	Balance at
Name	start of year	remuneration	exercised		end of year
Mark Caruso	4,977,693	-	600,000	-	5,577,693
Jeff Moore	800,000	-	-	-	800,000
Greg Steemson	1,600,000	-	-	(500,000)	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	250,000	(250,000)	-
Frank Terranova	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	(300,000)	-
Albert Longo	2,000	-	-	(2,000)	-
Richard Johnson	-	-	-	55,000	55,000
	9,315,153	-	850,000	(997,000)	9,168,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the consolidated entity would have adopted if dealing at arm's length.

(e)	Loans to key management personnel

There were no loans to key management personnel during the period.

(f)	Finance leases

During the financial year the terms of conditions of agreements entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director,  for the hire of mining equipment in a prior financial year were modified resulting in the classification those agreements being changed from operating leases to finance leases from the time that the modified terms came into effect.

The carrying amount as at the reporting date of various mining equipment subject to finance leases with Minesite Constructions was $3,249,717 (2008: $nil).  Under the terms of the leases, the Group has the option to acquire the leased assets for their agreed fair value on expiry of the leases.

The leases also provide for the payment of contingent rentals determined on the basis of a fixed charge per machine hour. The total value of contingent rentals paid during the reporting period was $2,216,800 (2008: $nil).

The leases expire in October 2011.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

26.	Key management personnel disclosures (continued)

(f)	Finance leases (continued)

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$
Commitments in relation to finance leases with key management personnel are payable as follows:
Within one year	3,325,200	-	-	-
Later than one but not later than five years	4,156,500	-	-	-
Minimum lease payments	7,481,700	-	-	-

Future finance charges	3,641,886	-	-	-
Recognised as a liability	3,839,814	-	-	-

Representing lease liabilities:
Current	1,063,713	-	-	-
Non-current	2,776,101	-	-	-
	3,839,814	-	-	-

Finance charges included in the income statement as finance expenses	2,043,900	-	-	-

(g)	Other transactions and balances with key management personnel

Mineral  Commodities  Limited  a  company  in  which  Mr  Mark  Caruso  is  a  Director  and  Shareholder provided the Company with services including accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged was $26,308 (2008: $86,168).

Aggregate amounts of each of the above types of other transactions with key management personnel of the consolidated entity:

Amounts recognised as expense

Purchase of goods and services	646,384	763,098	123,898	26,308
Hire of mining equipment	1,648,760	2,588,360	-	-

Amounts recognised as property, plant
and equipment
Construction of processing plant	573,333	276,103	-	-

Amounts recognised as capitalised exploration and evaluation or development expenses
Geological consulting services	78,962	73,982	-	-

Aggregate amounts payable to key management personnel of the consolidated entity at balance date relating to the above types of other transactions:

Current liabilities	1,127,674	892,272	39,157	-

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

27.	SHARE BASED PAYMENTS

(a)  Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the consolidated entity are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the parent entity for every option held.

Set out below are summaries of options granted under the plan:

	Consolidated and parent entity
	2009	2008
	Number of	Number of
	options	options

Outstanding at the beginning of the year	14,020,000	3,000,000
Granted	37,650,000	13,640,000
Lapsed	(6,765,000)	(750,000)
Exercised	-	(1,870,000)
Vested and exercisable at end of year	44,905,000	14,020,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2009 was $nil (2008: $0.83).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

27.	SHARE BASED PAYMENTS(continued)

(a)	Employee and directors options (continued)

Director options issued 5 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

Employee options issued 29 December 2008

	Tranche A	Tranche B	Tranche C
	options	options	options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2007	1/12/2007	1/12/2007
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each Tranche of options are summarised below:

Tranche A - vest on grant date.

Tranche B - vest upon the 100,000  ounce of gold production between 1 October 2008 and 31 December th 2009. Upon production of 75,000 ounces within that timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

Tranche C - vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

(b)	Expenses arising from share based payment transactions

Included under employee benefits expense in the income statement was $4,130,120 (2008 $3,590,530), and relates, in full, to equity-settled share-based payment transactions.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$

28. (a) Cash and cash equivalents

Cash assets	20,529,979	154,180	15,629,318	13,874

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

(b)	Reconciliation of cash flows from operations with loss after tax

Loss after income tax	(8,226,666)	(9,538,963)	(11,643,080)	(7,603,149)
Depreciation and amortisation	18,533,479	6,535,499	96,050	125,884
Provision - employee entitlements	125,890	-	9,924	-
Unrealised foreign exchange adjustments	(806,601)	(3,092,637)	184,736	-
Share-based payments	4,130,120	3,590,530	4,130,120	3,590,530
Unwinding of environmental discount	197,556	183,531	-	-
Interest on finance leases	2,266,409	-	-	-
Foreign exchange losses on borrowings	2,155,392	-	-	-
Impairment of available for sale assets	1,214,402	-	1,214,402	-
Proceeds from sale of derivatives	5,122,882	-	-	-
Other	(204,443)	-	73,590	-
Changes in assets and liabilities during the year:
Increase (decrease) in payables and receivables	(2,945,220)	2,039,420	(363,507)	632,421

Net cash used in operations	21,563,200	(282,620)	(6,297,765)	(3,254,314)

(c)	Non cash investing and financing activities

Increase in capital accruals	4,000,000	-	-	-
Property, plant and equipment acquired under finance leases	7,062,775	-	-	-
Equity settled evaluation and exploration expenditure	-	987,042	-	-
Equity settled costs of raising equity capital	143,240	286,350	143,240	286,350

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives.  The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the consolidated entity's core earnings stream from its major asset through the effective control and management of financial risk.
•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Committee is responsible for the management of the consolidated entity's financial risks within Board approved directives.

The consolidated entity and the parent entity hold the following financial instruments:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$

Financial assets
Cash and cash equivalents	20,529,979	154,810	15,629,318	13,874
Trade and other receivables	677,183	1,758,073	112,774,499	95,811,714
Securities available for sale	348,974	1,185,074	348,974	1,185,074
Derivative assets	2,711,759	3,810,067	-	-
	24,267,895	6,908,024	128,752,791	97,010,662
Financial liabilities
Trade and other payables	18,133,857	14,446,386	737,617	995,343
Borrowings	5,940,368	11,301,041	-	-
Derivative liabilities	15,946,935	25,883,581	-	-
	40,021,160	51,631,008	737,617	995,343

(a) Market risk

(i) Gold price risk
Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non- discretionary operating expenses, repayments due under the consolidated entity's financing facilities and sustaining capital. The majority of the consolidated entity's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk. As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged. The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments (continued)

(a) Market risk (continued)

(i) Gold price risk (continued)

The marked to market value of all derivatives making up the hedge position as at 30 June 2009 was a net loss of $13,235,176 (2008: $22,073,514) based on a gold price of US$944.60 and an AUS/USD exchange rate of $0.807.

The consolidated entity had the following net forward pricing commitments outstanding against future production:

2009

	Less than	1 to 2	2 to 3	3 to 4	Total
	1 year	years	years	years

Put options (US Dollar / Gold)
Amount (ounces)	39,748	20,154	-	-	59,902
US$/oz	US$700	US$700	-	-	US$700

Call options (US Dollar / Gold)
Amount (ounces)	34,429	20,154	-	-	54,583
US$/oz	US$700	US$700	-	-	US$700

2008

	Less than	1 to 2	2 to 3	3 to 4	Total
	1 year	years	years	years

Put options (US Dollar / Gold)
Amount (ounces)	45,442	39,748	37,934	18,180	141,304
US$/oz	US$700	US$700	US$700	US$700	US$700

Call options (US Dollar / Gold)
Amount (ounces)	27,270	23,850	22,754	10,908	84,782
US$/oz	US$700	US$700	US$700	US$700	US$700

Based on the financial instruments held by the consolidated entity as at 30 June 2009, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $2,803,043 higher / lower and the consolidated loss 1,868,696 higher / lower (2008: consolidated equity $8,918,000 higher / $8,628,152 ) as a result of gains and losses under the gold price hedging instruments as detailed in the above table. In the current period variations in the gold price impact consolidated loss after tax due to some of the entity's options being classified as ineffective for hedge accounting purposes following a restructuring of the entity's hedge book during the period.

The parent entity is not directly exposed to gold price risk.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity's functional currency.  The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States Dollar.  No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2009 or 2008 financial years.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

Consolidated entity
The consolidated entity's exposure to foreign currency risk at the reporting date was as follows:

	30 June 2009		30 June 2008
	USD	Kina	USD	Kina
	$	$	$	$
Financial assets
Cash and cash equivalents	3,928,292	554,906	(173,408)	105,567
Trade and other receivables	558,351	117,872	1,406,302	-
Derivative assets	2,711,759	-	3,810,067	-
	7,198,402	672,778	5,042,961	105,567
Financial liabilities
Trade and other payables	1,920,071	9,356,717	-	825,704
Borrowings	-	2,100,554	11,301,041	-
Derivative liabilities	15,946,935		25,883,581	-
	17,867,006	11,457,271	37,184,622	825,704

Based on the financial instruments held by the consolidated entity as at the reporting date, the sensitivity of consolidated entity's profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

•
Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the consolidated entity's profit after tax would have been $128,328 lower / higher (2008: $503,407 lower / higher)  and equity would have been $661,758 lower / higher (2008: $1,103,676).

•
Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the consolidated entity's profit after tax would have been $539,225 lower / higher (2008: $36,007 lower / higher).

Parent entity

The parent entity did not have any significant exposures to foreign currency risk at the reporting date or in the prior period.

(iii) Interest rate risk

The consolidated entity's main interest rate risk arises  from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity or the parent entity to manage interest rate risk during the 2009 or 2008 reporting periods.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments (continued)

(a) Market risk (continued)

(iii) Interest rate risk (continued)

Consolidated entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2009		30 June 2008
	Weighted		Weighted
	average		average
	interest rate	Balance	interest rate	Balance
	%	$	%	$

Financial assets
Cash and cash equivalents	3.5%	20,529,979	2.71%	154,180

Financial liabilities
Borrowings	17.5%	5,940,368	5.8%	11,301,041

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $132,352 lower / higher (2008: change of +/- 50 basis points - $55,734  higher / lower).

Parent entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2009		30 June 2008
	Weighted		Weighted
	average		average
	interest rate	Balance	interest rate	Balance
	%	$	%	$
Financial assets
Cash and cash equivalents	3.58%	15,629,318	2.68%	13,874

All interest rates were floating rates.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant,  post-tax profit for the year would have been $78,147 higher lower (2008: change of +/- 50 basis points - $69 higher / lower).

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments (continued)

(iv) Equity price risk

The consolidated  entity  and  the parent  entity  are exposed  to equity  securities price risk  arising from investments classified on the balance sheet as available for sale.  Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the consolidated entity's and the parent entity's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2009, if the index had changed by +/- 5 % from its year end level with all other variables held constant, consolidated entity and parent entity equity at 30 June 2009 would have been $17,400 higher / lower (2008: change of +/- 5% - $59,285 lower / higher).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the consolidated entity. Credit risk is managed at the consolidated entity level.  The consolidated entity does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The consolidated entity's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity's and the parent entity's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments (continued)

(c) Liquidity risk (continued)

Consolidated entity as at 30 June 2009

	Less than 6	6 to 12	Between 1	Between 2		Carrying
	months	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	18,133,857	-	-	-	18,133,857	18,133,157

Borrowings	2,279,800	2,279,800	1,290,337	90,431	5,940,368	5,940,368

Total non derivatives	20,413,657	2,279,800	1,290,337	90,431	24,074,225	24,074,225

Derivatives
Net settled - outflows	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935

Total derivatives	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,936

Consolidated entity as at 30 June 2008

	Less than 6	6 to 12	Between 1	Between 2		Carrying
	months	months	and 2 years	and 5 years	Total	amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	14,446,386	-	-	-	14,446,386	14,446,386

Borrowings	6,473,168	2,088,118	2,739,755	-	11,301,041	11,301,041

Total non derivatives	20,919,554	2,088,118	2,739,755	-	25,747,427	25,747,427

Derivatives
Net settled - outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Total derivatives	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Parent entity as at 30 June 2009

				Between 2
	Less than 6 months	6 to 12 months	Between 1 and 2 years	and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	737,617	-	-	-	737,617	737,617

Total non derivatives	737,617	-	-	-	737,617	737,617

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

29.	Financial instruments (continued)

(c) Liquidity risk (continued)

Parent entity as at 30 June 2008

				Between 2
	Less than 6 months	6 to 12 months	Between 1 and 2 years	and 5 years	Total	Carrying amount
	$	$	$	$	$	$
Non derivatives
Trade and other payables	995,343	-	-	-	995,343	995,343

Total non derivatives	995,343	-	-	-	995,343	995,343

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments.  Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

30.	Investments in controlled entities

	Parent Entity
	2009	2008
	$	$
Unlisted investments - at cost
Shares in controlled entities	31,675,293	31,675,293

(a) Investments in controlled entities at cost

			Equity
Controlled entities	Class	Place of	Holding		Cost to Company
	of	Incorporation	2009	2008	2009	2008
	share		%	%	$	$
Parent Entity
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Ltd, (i) and its controlled entities;	Ord	Canada	100	100	5,988,206	5,988,206
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	25,687,087	25,687,087
Nord Australex Nominees (PNG) Ltd (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	100	100	-	-
Hicor Corporation (iv)	Ord	United States	100	100	-	-
Compania Minera Nord Pacific de	Ord	Mexico	100	100	-	-
Mexico, S.A. de C.V. (v)
Allied Tabar Exploration Pty Ltd (vi)	Ord	Australia	100	100	-	-
Tabar Exploration Company Ltd (vii)	Ord	PNG	100	100	-	-
					31,675,293	31,675,293

(i)	Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii)	Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands.

(iii)	Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands.

(iv)	These companies were de-registered in the year.

(v)	Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi)	Allied Tabar Exploration registered 25 May 2006.

(vii)	Tabar Exploration Company Ltd (PNG) registered 23 May 2006.

The  fair  value  of  the  controlled  entities  cannot  be  reliably  measured  as  variability  in  the  range  of reasonable fair value estimates is significant.   As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

31.	Commitments and contingent liabilities

(a)	Lease commitments - Consolidated entity as lessee

Non-cancellable operating leases

The consolidated entity leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$	$	$	$
Commitments for minimum lease payments in relation non-cancellable operating leases are payable as follows:
Within one year	2,129,368	3,201,727	180,000	164,527
Later than one year but not later than five years	2,129,368	4,450,026	300,000	400,426
Later than five years	-	-	-	36,316
	4,258,736	7,651,753	480,000	601,269

Finance leases

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$
Commitments in relation to finance leases are payable as follows:
Within one year	4,559,600	-	-	-
Later than one but not later than five years	5,320,408	-	-	-
Minimum lease payments	9,880,008

Future finance charges	3,939,640	-	-	-
Recognised as a liability	5,940,368	-	-	-

Representing lease liabilities:		-	-	-
Current	2,094,483	-	-	-
Non-current	3,845,885	-	-	-
	5,940,368	-	-	-

Finance charges included in the income statement as financing costs	2,266,410	-	-	-

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

31.	Commitments and contingent liabilities (continued)

(b)	Exploration & Development costs - Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and Economic entity is required to outlay $900,900 over the next financial year (2008: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c)	Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Consolidated		Parent entity
	2009	2008	2009	2008
	$	$	$	$

Capital expenditure for Simberi Oxide processing plant	1,412,811	-	-	-
Capital expenditure for Sulphide pre-feasibility study	644,760	-	-	-

(d)	Hedging commitments

As disclosed in note 29, a controlled entity has entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(f)	Remuneration commitments

The parent entity has commitments under a fixed term remuneration contract with a key management person	-	962,500	-	962,500

(g) Contingent liabilities

The parent entity has guaranteed loan facilities in relation to certain controlled entities which are secured by a charge over all of the assets and undertakings of those controlled entities and the parent entity. Amounts outstanding under these facilities at year end totalled:	-	-	-	11,301,401

Executives of the consolidated entity will be entitled to compensation for past services if their employment is terminated by the consolidated entity other than for specific reasons as outlined in their employment contracts. This amounts to:	656,000	285,000	656,000	285,000

Allied Gold Limited
Notes to the financial statements
30 June 2009
(continued)

32.	Subsequent events

No matter or circumstance has arisen since 30 June 2009 that has significantly affected, or may significantly affect:

a.           the Group's operations in future financial years, or
b.           the results of those operations in future financial years, or
c.           the Group's state of affairs in future financial years.

DECLARATION BY DIRECTORS

In the directors' opinion:

1.	the financial statements and notes set out on pages 20 to 75 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the financial year ended on that date, and

2.	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Mark Caruso
Executive Chairman